Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2006	2005
	(As Restated)	(As Restated)
	(Dollars in Thousands)
EARNINGS:
Income before income taxes and minority interest	$79,043	$377,571
Add (deduct):
Equity in earnings of unconsolidated entities	(19,805)	(14,751)
Distributions from unconsolidated entities	5,676	1,520
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(3,149)	(2,450)
	61,765	361,890
Add fixed charges:
Consolidated interest expense	58,532	51,856
Interest portion (1/3) of consolidated rent expense	10,150	9,960
	$130,447	$423,706

FIXED CHARGES:
Consolidated interest expense	$58,532	$51,856
Interest portion (1/3) of consolidated rent expense	10,150	9,960
	$68,682	$61,816

RATIO OF EARNINGS TO FIXED CHARGES	1.90	6.85

Tax-effected preferred dividends	$87	$81
Fixed charges	68,682	61,816
Fixed charges and preferred dividends	$68,769	$61,897

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	1.90	6.85